UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E 12-4-02

03004545

January 6, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	1-6-2003

Parth S. Munshi
Finance Counsel
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

Dear Mr. Munshi:

This is in response to your letter dated December 4, 2002 concerning the shareholder proposal submitted to Coca-Cola by Walden Asset Management, the As You Foundation and Domini Social Investments. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth P. Scott, CFA
Portfolio Manager
Walden Asset Management
10 Court Street
Boston, MA 02108

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.
Rule 14a-8(i)(12)

December 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposals Submitted by Walden Asset Management

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Walden Asset Management (the "Proposal") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(12).

BACKGROUND

The Company received Walden Asset Management's initial submission on November 1, 2002. A copy of Walden Asset Management's letter is attached as Exhibit A.

THE PROPOSAL

The Proposal reads:

"**BE IT RESOLVED THAT** Shareowners of The Coca-Cola Company request that the board of directors report to shareholders by September 1, 2003, on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S.

The report should detail the means and feasibility of achieving, as soon as practicable, a container recovery goal established by Coca-Cola or one of its trade associations. The report should:

- include a cost-benefit analysis of the different container recovery options available, such as curbside recycling, drop-off programs, container deposit systems, and voluntary company and industry programs;
- explain the Coca-Cola Company's position on container deposit systems."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

<u>The Proposal is a Resubmission and is Therefore Excludable under Rule 14a-8(i)(12)</u>

Rule 14a-8(i)(12) allows exclusion of a proposal if a substantially similar proposal or proposals has or have been included in a company's proxy statement twice in the past five years and such proposal received less than 6% of the vote on its last submission.

We believe that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(12). Walden Asset Management has submitted substantially similar proposals that were included in the Company's proxy materials for its 2001 Annual Meeting of Share Owners and its 2002 Annual Meeting of Share Owners. A copy of the proposal included in the 2001 Annual Meeting of Share Owners is attached hereto as Exhibit B (the "2001 Proposal") and a copy of the proposal included in the 2002 Annual Meeting of Share Owners is attached hereto as Exhibit C (the "2002 Proposal").

The Proposal "request[s] that the board of directors report to shareholders by September 1, 2003, on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S." Similarly, the 2002 Proposal requested that the board of directors report to shareholders by September 1, 2002, on its efforts to adopt a comprehensive recycling strategy and the 2001 Proposal "request[ed] that the board of directors adopt a comprehensive recycling strategy." The 2001 Proposal goes on to provide that the board of directors prepare a report to shareholders by October 1, 2002 on the Company's efforts to achieve, and the progress in achieving, the strategy. As is evident, the three proposals address substantially the same subject matter, namely, the Company's recycling strategy. In fact, other than the dates for delivery of the report and the use of the word "comprehensive" in the 2002 Proposal, all three proposals are almost identical.

The Proposal also provides that the report prepared by the board of directors "should detail the means and feasibility of achieving, as soon as practicable, a container recovery goal established by Coca-Cola or one of its trade associations." The Proposal further provides that the report should include "a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S." The 2002 Proposal provided that the report prepared by the board of directors "should detail the means and feasibility of achieving, by January 1, 2005, a recovery rate of 80% for its beverage containers . . . as well as the company's plans to increase recycled content in beverage containers." Finally, the 2001 Proposal provided that the "strategy aim to achieve, by January 1, 2005, a system-wide average of recycled content in all plastic beverage containers, and a recovery rate of 80% for its beverage containers . . . ." The three proposals are almost identical. They each address recovery rates for beverage containers and recycled content in beverage containers. The only difference between the three proposals are the stated targets.

Rule 14a-8(i)(12) does not require that proposals be identical in order for a company to be able to exclude a proposal. See Great Lakes Chemical Corp. (Feb. 22, 1996). In adopting the current Rule 14a-8(i)(12), the Commission changed the earlier requirement that a resubmission had to be with respect to the same proposal. The new requirement was that the proposal or proposals address substantially the same subject matter. In determining whether a proposal deals with substantially the same subject matter, the Commission has indicated that the overall substantive concern raised by the proposal is the essential factor rather than the specific language or proposed action. See Rel. No. 34-20091 (Aug. 16, 1983). The Proposal, the 2002 Proposal and the 2001 Proposal all address the same substantive concern, namely the Company's recycling strategy. Further, the three proposals all address the same aspects of such strategy, i.e., beverage container recovery and recycled content. While there are a few differences among the proposals, these differences are not with respect to the main emphasis of the proposals. The three proposals each provide for different target rates. However, if merely changing a target would permit a proposal to be deemed not substantially similar, a company would never be permitted an exclusion under 14a-8(i)(12). Proponents would simply increase or decrease the specified target and argue that this was a different proposal. This very concern was the reason that the Commission adopted the "substantially the same" standard. See Rel. No. 34-19135 (proponents can not avoid the minimum thresholds for resubmission by "simply recasting the form of the proposal, expanding its coverage, or by otherwise changing the language"). The goal of the Rule 14a-8(i)(12) is to permit company's to exclude from proxy materials those items which the shareholders have had the opportunity to address in the recent past, and which have not received even a minimal amount of support. See Rel. No. 34-19135 (security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest).

Consequently, the Proposal is a resubmission of the 2001 Proposal and the 2002 Proposal. The 2002 Proposal received 72,899,633 votes in favor, which constitutes approximately 4.17% of the votes cast in regard thereto. Therefore, at the time of is second submission, the 2002 Proposal received less that 6% of the votes cast with respect thereto. In determining the percentage of "votes cast" received by the 2002 Proposal, the Company has disregarded abstentions, in accordance with the Commission's understanding of Rule 14a-8(i)(12). See Loews Corp. (Jan. 6, 1995). An affidavit from the Inspectors of Election is attached hereto as Exhibit D.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Walden Asset Management
As You Sow Foundation
Domini Social Investments

Enclosures: 6 copies of this letter, including exhibits

EXHIBIT A

PROPOSAL THAT COCA-COLA COMPANY REPORT ON BEVERAGE CONTAINER RECYCLING GOAL

WHEREAS Our Company has repeatedly emphasized its commitment to environmental leadership, and its brand value depends on excellence. CEO Douglas Daft has stated "Our long-term success depends on quenching the thirst of consumers each day in an environmentally sound and sustainable way."

The majority of Coca-Cola's beverage containers in the U.S. continue to be disposed in landfills, incinerated or littered and are therefore diverted from the national supply of recycled plastic.

Coca-Cola Company has made substantive progress toward its goal to incorporate 10% recycled content resin into its plastic beverage containers in North America. However, Coca-Cola has resisted adopting a publicly stated, quantitative goal to increase beverage container recovery rates. We believe both goals are essential to an effective recycling strategy.

Coca-Cola Company engaged in a process known as the Multi-Stakeholder Recovery Project with Businesses and Environmentalists Allied for Recycling (BEAR). In this project, stakeholders throughout the beverage and recycling value chain were working together on a task force to identify innovative strategies to increase beverage container recycling rates. However, the task force's work has been completed and Coca-Cola remains without publicly stated, quantitative goals for enhanced rates of beverage container recovery in the U.S.

The U.S. recycling rate for plastic soft drink containers declined from 50% in 1994 to 35% in 2001, with rates of 72% and higher achieved in 10 states with container deposit legislation (or bottle bills). Significant container recovery rates are possible, as evidenced in these 10 states, and in countries like Norway and Sweden where companies have achieved beverage container recovery rates of more than 80%. In the U.S., states with beverage container deposit systems recover three times as many bottles as states without deposits. Nevertheless, Coca-Cola actively opposes container deposit systems without putting forth a solution capable of achieving similar recovery rates.

WHEREAS setting quantitative goals for higher rates of beverage container recovery will complement the Coca-Cola Company's quantitative goals for higher rates of recycled content in beverage containers.

BE IT RESOLVED THAT Shareowners of The Coca-Cola Company request that the board of directors report to shareholders by September 1, 2003, on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S.

The report should detail the means and feasibility of achieving, as soon as practicable, a container recovery goal established by Coca-Cola or one of its trade associations. The report should:

- include a cost-benefit analysis of the different container recovery options available, such as curbside recycling, drop-off programs, container deposit systems, and voluntary company and industry programs;

- explain the Coca-Cola Company's position on container deposit systems.

SUPPORTING STATEMENT

We believe it inconsistent that The Coca-Cola Company has goals in place to use recycled content in plastic beverage containers, yet has resisted adopting a publicly stated, quantitative goal to increase beverage container recovery rates.

Doug Daft
Chairman and Chief Executive Officer
The Coca-Cola Company
1 Coca Cola Plaza
Atlanta, GA 30313

Mark E. Preisinger
Manager of Share-Owner Affairs
The Coca-Cola Company
1 Coca Cola Plaza
Atlanta, GA 30313

November 1, 2002

Deval Patrick
Executive Vice President, General Counsel and Corporate Secretary
The Coca-Cola Company
1 Coca Cola Plaza
Atlanta, GA 30313

BY FEDEX, AND BY E-MAIL: dpatrick@na.ko.com

Dear Mr. Patrick:

Walden Asset Management holds shares of Coca-Cola Company stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of United States Trust Company of Boston, is a global investment manager with $1.2 billion in assets under management. Our clients believe that companies with a commitment to customers, employees, communities and the natural environment will prosper long-term. Among their top social objectives is the assurance that their companies are doing all that they can to reduce their environmental impact.

Over the past three years Walden and other socially responsive investment firms have been involved in positive discussions with Mark Preisinger and other Coca-Cola Company officials on a range of issues of mutual interest. At our request, these discussions have focused on the company's efforts on recycled content and beverage container recovery. Mr. Preisinger and Ben Jordan reported to socially responsive investors recently on the Coca-Cola Company's progress in this regard. We strongly support the company's recent efforts to boost recycled content in beverage containers. We applaud Coca-Cola Company's continued use of recycled content resin in at least three-quarters of its beverage containers in North America this past year. This achievement clearly required significant effort from a broad range of individuals within the Coca-Cola System and value chain. We encourage further progress toward 25% recycled content, and look forward to hearing about your continued efforts in this regard through our discussions.

Conversely, we are concerned, as shareholders, with The Coca-Cola Company's lack of publicly stated, quantitative goals for the recovery and recycling of plastic beverage containers. We have noted this concern in the meetings with company representatives.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the

Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

The proposal asks the Board of Directors to report on adoption of a comprehensive recycling strategy that includes a publicly stated, quantitative beverage container recovery rate.

The Coca-Cola Company strongly opposes container deposit systems, but does not have strong enough programs to achieve container recovery rates equivalent to the 72 percent and higher levels being achieved in bottle bill states. We believe significant beverage container recovery rates are important to assure a steady supply of recycled containers to industries that use them as feedstock and to reduce Coca-Cola's overall environmental footprint. A public goal in this regard would provide a concrete indication of The Coca-Cola Company's environmental commitment, and set standards by which employees, managers and shareholders may measure their progress.

We will gladly withdraw our proxy proposal if Coca-Cola commits to *either* of the following:

- Coca-Cola Company commits to the terms of the resolution. Under this scenario we will provide an outline of our expectations for the report; or

- The proponents are open to discussing other scenarios suggested by Coca-Cola Company that would satisfy our stated objectives. For example, Senator Jeffords (I-VT) has introduced legislation that encourages voluntary industry programs to achieve a beverage container recycling goal. We would consider Coca-Cola Company's active support of such legislation, complemented by elements of the previous scenario, as meeting the resolution's goals.

We would be happy to discuss the resolution. We believe that this proposal is in the best interest of The Coca-Cola Company, its customers, employees, local communities, and shareholders, as well as the natural environment.

We wish to continue the positive dialogue that the broader socially responsive investment community has enjoyed with Coca-Cola through the significant efforts of Mark Preisinger. Mark has been a key resource toward better understanding the broad range of social responsibility initiatives undertaken by the company.

We are filing this resolution along with other concerned investors. Walden is the primary filer of this resolution along with As You Sow Foundation (AYS). We would appreciate it if you would please copy myself, Conrad MacKerron at AYS, and all co-filers on any correspondence related to this matter. I can be reached by phone at (617) 726-7003, by fax at (617) 227-2690, or by e-mail at Kscott@ustrustboston.com. We look forward to your response. Thank you for your consideration of this matter.

Sincerely,

Kenneth P. Scott, CFA
Portfolio Manager

Encl. Resolution Text
Ownership Verification

c: Doug Daft, Chairman and Chief Executive Officer
Mark E. Preisinger, Manager of Share-Owner Affairs
Conrad MacKerron, As You Sow Foundation
Shelley Alpern, Trillium Asset Management
Adam Kanzer, Domini Social Investments
Elizabeth Elliott McGeveran, Friends Ivory Sime

EXHIBIT B

PROPOSAL THAT COCA-COLA COMPANY REPORT ON BEVERAGE CONTAINER RECYCLING GOALS

WHEREAS Our Company has repeatedly emphasized its commitment to environmental leadership, and its brand value depends on excellence. CEO Douglas Daft has stated "Our long-term success depends on quenching the thirst of consumers each day in an environmentally sound and sustainable way."

The majority of Coca-Cola's beverage containers in the U.S. continue to be disposed in landfills, incinerated or littered and are therefore diverted from the national supply of recycled plastic.

We commend the Coca Cola Company for making substantive progress in the use of recycled content in 2001 by incorporating the equivalent of 7.5% recycled content resin into its plastic beverage containers in North America, and encourage further efforts toward 25% recycled content.

We commend the company for engaging in a process known as the Multi-Stakeholder Recovery Project with Businesses and Environmentalists Allied for Recycling (BEAR). In this project, stakeholders throughout the beverage and recycling value chain are working together on a Task Force to identify innovative strategies to increase beverage container recycling rates from 40% to 80%. However, the task force's work has been completed and the company remains without publicly stated, quantitative goals for enhanced rates of beverage container recovery in the U.S.

The U.S. recycling rate for plastic soft drink containers declined from 50% in 1994 to 35% in 2000, with rates of 72% and higher achieved in 10 states with container deposit legislation (or bottle bills). Significant container recovery rates are possible, as evidenced in these 10 states, and in countries like Norway and Sweden where companies have achieved beverage container recovery rates of more than 80%. In the U.S., states with beverage container deposit systems recover three times as many bottles as states without deposits. Nevertheless, Coca-Cola actively opposes a bottle container deposit system, the only method proven to increase recovery significantly.

WHEREAS setting quantitative goals for higher rates of beverage container recovery will complement the Coca-Cola Company's quantitative goals for higher rates of recycled content in beverage containers.

BE IT RESOLVED THAT Shareowners of The Coca-Cola Company request that the board of directors report to shareholders by September 1, 2002, on its efforts to adopt a comprehensive recycling strategy.

The report should detail the means and feasibility of achieving, by January 1, 2005, a recovery rate of 80% for its beverage containers bottled in North America as well as the company's plans to increase recycled content in beverage containers. The report should:

- include a cost-benefit analysis of the different options available, such as curbside recycling, drop-off programs, container deposit systems, and voluntary company and industry programs;

- explain the Coca-Cola Company's position on container deposit systems.

SUPPORTING STATEMENT

The Coca-Cola Company has some programs in place to improve beverage container recovery rates. However, Coca-Cola does not have a quantitative goal or timeline to increase beverage container recovery rates equivalent to its goals for the use of recycled content.

Doug Daft
Chairman and Chief Executive Officer
The Coca-Cola Company
1 Coca Cola Plaza
Atlanta, GA 30313

Mark E. Preisinger
Manager of Share-Owner Affairs
The Coca-Cola Company
1 Coca Cola Plaza
Atlanta, GA 30313

EXHIBIT C

PROPOSAL THAT COCA-COLA COMPANY ADOPT COMPREHENSIVE RECYCLING STRATEGY

WHEREAS Our Company has repeatedly emphasized its commitment to environmental leadership, and its brand value depends on excellence. CEO Douglas Daft has stated "Our long-term success depends on quenching the thirst of consumers each day in an environmentally sound and sustainable way."

Yet Coca-Cola has no comprehensive recycling strategy that includes publicly stated, quantitative goals for boosting significantly the recycled content in its U.S. beverage containers or for enhanced rates of beverage container recovery in the U.S.

Nearly one-third of Coca-Cola's bottled products are bottled in plastic (polyethylene terephthalate or PET) beverage containers, yet Coca-Cola's plastic beverage containers in the U.S. contain a mere 2.5% recycled content. This is not "an environmentally sound and sustainable" path. At the same time Coca-Cola bottles in Australia, New Zealand, Switzerland and Sweden use at least 25% recycled-content plastic and the company has the technological capability to utilize a similar level of recycled content in the U.S.

Several competitors, including Gatorade and Veryfine use 25% recycled content in their containers. Major consumer product companies such as Unilever and Procter & Gamble containers also use at least 25% recycled content.

WHEREAS the majority of Coca-Cola's beverage containers in the U.S. are being needlessly thrown in landfills, incinerated or littered and are therefore diverted from the national supply of recycled plastic.

The U.S. recycling rate for plastic soft drink containers declined from 50% in 1994 to 35% in 1999, and Coca-Cola has actively lobbied against bottle container deposit systems (i.e. bottle bill legislation) that are the only proven method to increase recovery significantly, thereby increasing the supply of recycled content for beverage containers.

Significant container recovery rates are possible, as evidenced by the experience of U.S. states with bottle bills, and of countries like Germany and Sweden, where companies have achieved beverage container recovery rates of more than 80%. In the U.S., states with beverage container deposit systems recover three times as many bottles as states without deposits.

Recycled PET content can be less costly than its virgin counterpart if a greater supply of used containers is available from recycling. Yet our company is currently selling some of its own collected PET containers that could provide the raw materials to boost the recycled content level of Coke containers.

WHEREAS setting quantitative goals for boosting the recycled content in its beverage containers and for higher rates of beverage container recovery will begin to fulfill the company's stated commitment to "focus on minimizing our impact on the environment and strive for continuous improvement."

BE IT RESOLVED THAT Shareowners of The Coca-Cola Company request that the board of directors adopt a comprehensive recycling strategy. The strategy should aim to achieve, by January 1, 2005, a system-wide average of 25% recycled content in all plastic beverage containers, and a recovery rate of 80% for its beverage containers bottled in the United States. The board shall prepare a report, by October 1, 2001, on the company's efforts to achieve, and progress in achieving, this strategy.

494 words, excl. title

EXHIBIT D

AFFIDAVIT OF INSPECTORS OF ELECTION
FOR THE
2002 ANNUAL MEETING OF SHAREOWNERS
OF
THE COCA-COLA COMPANY

The undersigned, Christopher T. Coleman and Bonnie S. Gano, each do hereby certify that:

1. Each of the undersigned was duly appointed to act, and did act, as an Inspector of Election for the 2002 Annual Meeting of Shareowners of The Coca-Cola Company;

2. The Share-owner Proposal on Beverage Container Recycling Goals received the following votes:

72, 899,633	Votes for the Proposal
1,675,405,225	Votes against the Proposal
73,688,384	Abstentions

This 21st day of November, 2002

Christopher T. Coleman

Christopher T. Coleman

Bonnie S. Gano

Bonnie S. Gano

Sworn to before me this 21st day of November, 2002

Judy Lew

Notary Public

JUDY LEW
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/11/2006

JUDY LEW NOTARY PUBLIC NEW JERSEY

[96490_2]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

The proposal requests that the board of directors report to shareholders on its efforts to adopt a recycling strategy that includes a publicly stated, quantitative goal for enhanced rates of beverage container recovery in the U.S.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor